UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Steven Rubin, Esq.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	Page 2 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,770,000 (1)
	8	SHARED VOTING POWER 55,287,130 (2)
	9	SOLE DISPOSITIVE POWER 2,770,000 (1)
	10	SHARED DISPOSITIVE POWER 55,287,130 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,057,130 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes options to purchase 2,770,000 shares of common stock.

(2)
Includes 10,273,699 shares of common stock held by Frost Gamma Investments Trust and 43,013,431 shares of common stock and warrants to purchase 2,000,000 shares of common stock held by Frost Nevada Investments Trust.

CUSIP No. 50575Q 10 2	Page 3 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 45,013,431 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 45,013,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,013,431 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes warrants to purchase 2,000,000 shares of common stock.

CUSIP No. 50575Q 10 2	Page 4 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,273,699 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,273,699 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,273,699 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 50575Q 10 2	Page 5 of 8 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) to Schedule 13D amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on June 7, 2001, as subsequently amended (as so amended, the “Original 13D”), by Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (the "Gamma Trust") and Frost Nevada Investments Trust (the "Nevada Trust") (collectively, referred to as the "Reporting Persons"), with respect to ownership of the Common Stock, par value $0.0001 per share (“Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation ("Issuer").  Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the respective meanings given to them in the Original 13D.

Item 2.	Identity and Background

Item 2 is hereby amended to delete Dr. Frost’s principal occupation and replace it with the following:

Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of 540,000 shares of Common Stock from the Issuer as described in the first paragraph of Item 4 below was from working capital of the Gamma Trust.

Item 4.	Purpose of Transactions

Item 4 is hereby amended to add the following:

During the 60 days prior to the date of this Amendment, the Gamma Trust acquired for investment purposes (i) 500,000 shares of Common Stock from the Issuer at a purchase price of $1.00 per share (the “Private Placement”) and (ii) an aggregate of 40,000 shares of Common Stock in open market purchases as described below.

Date	Number of Shares of Common Stock Purchased	Price Per Share
October 7, 2010	15,000	$1.13
November 18, 2010	1,659	$1.26
November 18, 2010	1,562	$1.27
November 18, 2010	19,649	$1.28
November 18, 2010	2,130	$1.30

The Reporting Persons have no present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 50575Q 10 2	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons beneficially own Common Stock as follows:

Name	Shares of Common Stock	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	2,770,000 (1)	Sole	Sole	1.5%(2)
	55,287,130 (3)(4)	Shared(5)(6)	Shared(5)(6)	30.0%(7)
Total:	58,057,130 (1)(3)(4)			31.0%(8)

Frost Gamma Investments Trust	10,273,699	Shared(5)	Shared(5)	5.6%(9)

Frost Nevada Investments Trust	45,013,431(4)	Shared(6)	Shared(6)	24.4%(7)

(1)	Includes vested options to purchase 2,770,000 shares of Common Stock which will become exercisable within the next 60 days held by Dr. Frost.
(2)
The percentage of beneficial ownership is based upon 182,363,289 shares of Common Stock outstanding as of November 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010 and the options listed in note (1) above.

(3)	Includes 10,273,699 shares of Common Stock held by the Gamma Trust and 43,013,431 shares of Common Stock held by the Nevada Trust.
(4)	Includes warrants to purchase 2,000,000 shares of Common Stock held by the Nevada Trust.
(5)
Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(6)
Dr. Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(7)
The percentage of beneficial ownership is based upon (i) 182,363,289 shares of Common Stock outstanding as of November 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010 and (ii) warrants to purchase 2,000,000 shares of Common Stock held by the Nevada Trust.

(8)
The percentage of beneficial ownership is based upon (i) 182,363,289 shares of Common Stock outstanding as of November 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010, (ii) vested options to purchase 2,770,000 shares of Common Stock held by Dr. Frost and (iii) warrants to purchase 2,000,000 shares of Common Stock held by the Nevada Trust.

(9)
The percentage of beneficial ownership is based upon 182,363,289 shares of Common Stock outstanding as of November 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010.

CUSIP No. 50575Q 10 2	Page 7 of 8 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with the Private Placement, the Gamma Trust entered into a stock purchase agreement with the Issuer containing terms, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) therein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on August 12, 2010)
99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on April 12, 2004)

CUSIP No. 50575Q 10 2	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010

/s/ Phillip Frost
Phillip Frost, M.D.

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee